May 21, 2019

Alexander Aginsky
Chief Executive Officer
Building Bits Properties I, LLC
425 NW 10th Ave, Suite 306
Portland, OR 97209

       Re: Building Bits Properties I, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed May 7, 2019
           File No. 024-10839

Dear Mr. Aginsky:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

1-A POS filed May 7, 2019

General

1. Please provide us with your legal analysis as to whether or not the Preferred Bits should be treated as a separate class of securities, given that Preferred Bit holders are entitled to a liquidation preference that is senior to Common Bit holders upon the occurrence of a
       Change of Control Event, defined to include the sale of all or substantially all of the assets and properties of the respective Property LLC. Please also revise the offering circular to provide additional disclosure addressing the risks applicable to Common Bit holders resulting from any issuance of Preferred Bits.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Alexander Aginsky
Building Bits Properties I, LLC
May 21, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Kim McManus, Senior
Attorney, at 202-551-3215 with any other questions.



                                                          Sincerely,
FirstName LastNameAlexander Aginsky
                                                          Division of
Corporation Finance
Comapany NameBuilding Bits Properties I, LLC
                                                          Office of Real Estate
and
May 21, 2019 Page 2                                       Commodities
FirstName LastName